[ILOG LOGO]

FOR IMMEDIATE RELEASE
---------------------
                                       Contact:
                                       Roger Friedberger, ILOG
                                       (650) 567-8115 (USA)
                                       +33-1-49083574 (Europe)

                                             - or -

                                       Taylor Rafferty Associates
                                       (212) 889-4350 (USA)
                                       +44-171-606-1149 (Europe)

        ILOG REPORTS RESULTS FOR THIRD QUARTER ENDED MARCH 31, 1999
        -----------------------------------------------------------

PARIS, FRANCE -- April 22, 1999 -- ILOG S.A. (NASDAQ: ILOG and EURO.NM:
ILOG), the world's leading provider of software components, today reported revenues of $15.3 million for its third quarter, ended March 31, 1999, compared to $15.1 million in the March 1998 quarter.

The Company had a loss from operations of $1.7 million in the March 1999 quarter compared to an operating profit of $1.4 million, excluding the write-off of acquired intangibles of $1.3 million in the March 1998 quarter related to the acquisition of CPLEX Optimization, Inc. Loss per share for the March 1999 quarter was $0.09 on 14.1 million shares, compared to earnings per share of $0.01, including the write off of acquired intangibles, on 13.0 million shares in the March 1998 quarter.

ILOG's results this quarter were impacted by the widely reported temporary deceleration in the growth of the Supply Chain Management (SCM) software market and the deferral of spending decisions on new software development caused by a short-term shift in priorities away from adopting new business applications and toward resolving "Year 2000" issues in existing software. These factors have also impacted recent operating results for several enterprise application vendors, some of them business partners of ILOG.

Following earlier evidence of a slowdown in the SCM market, ILOG instituted in January various cost control and growth-restraint measures. These measures have resulted in a reduction of recurring operating costs of approximately $200,000 compared to the December 1998 quarter despite overall headcount growing from 460 to 480 in the March quarter. Since February, headcount has stabilized at this level and further increases are not anticipated for the immediate future.

During the quarter, ILOG reached new agreements and received renewed commitments with over 20 independent software vendors (ISVs), including a number of major business application and telecom application vendors. These contracts are expected to provide ILOG with future royalty streams and reflect the continuing success of the "Powered by ILOG" ISV strategy. For example,


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                                     - 2 -

Nokia (NYSE: NOK) became a customer and represents the last of the top 10 telecom equipment manufacturers to become a "Powered by ILOG" vendor. Also in the quarter, LHS (NASDAQ: LHSG and EURO.NM: LHI), a leading provider of billing systems for the telecom industry, expanded its commitment to ILOG as did McHugh Software, Novazen, Paragon Management Systems and Severn Trent Systems.

In March, the Company announced ILOG OPL Studio, a new development environment that is designed to accelerate the adoption of the Company's optimization solutions and broaden ILOG's reachable market, by shortening and simplifying the design and deployment of optimization applications. ILOG OPL Studio is available as an internet downloadable product, thus allowing customers to immediately access the company's optimization solutions. Also during the quarter, ILOG introduced new releases of its CPLEX and ILOG Planner optimization components that set new performance records.

ABOUT ILOG

ILOG is a leading provider of advanced C, C++ and Java software components for advanced graphics and resource optimization. ILOG products deliver high-performance data visualization for 2-D and 3-D user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real-time data flow control, and components for integrating modules with real-time and relational data sources. ILOG was founded in 1987 and now employs approximately 480 people in seven countries. Visit www.ilog.com for additional information.

ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

A translation of this press release in the French language and with the financial statements expressed in French Francs is also available.

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                                     - 3 -

                                    ILOG S.A.

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                -------------------------------------------------
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                       ----------------------        ----------------------
                                                       MAR 31.       MAR. 31         MAR. 31        MAR. 31
                                                        1999           1998            1999           1998
                                                       -------        -------        -------        --------
Revenues:
     License fees                                      $ 8,449        $ 9,554        $28,335        $ 24,415
     Services                                            6,828          5,511         18,554          14,478
                                                       -------        -------        -------        --------
          Total reveneus                                15,277         15,065         46,889          38,893
                                                       -------        -------        -------        --------

Cost of revenues
     License fees                                          225            232            702             801
     Services                                            3,993          3,034         11,051           7,744
                                                       -------        -------        -------        --------
          Total cost of revenues                         4,218          3,266         11,753           8,545
                                                       -------        -------        -------        --------

Gross profit                                            11,059         11,799         35,136          30,348
                                                       -------        -------        -------        --------

Operating expenses
     Marketing and selling                               8,117          7,042         23,165          19,948
     Research and development                            2,541          1,782          7,304           4,769
     General and administrative                          2,074          1,602          5,596           4,309
     Nouveau Marche expenses                              -              -               466            -
     Write-off of acquired intangibles                      62          1,291          1,970          30,985
                                                       -------        -------        -------        --------
          Total operating expenses                      12,794         11,717         38,501          60,011
                                                       -------        -------        -------        --------

Income (loss) from operations                           (1,735)            82         (3,365)        (29,663)
Net interest income (expense) and other                    454             61            (17)            (21)
                                                       -------        -------        -------        --------

Net income (loss)                                      $(1,281)       $   143        $(3,382)       $(29,684)
                                                       -------        -------        -------        --------

Net income (loss) per share -
     basic & fully diluted                             $ (0.09)       $  0.01        $ (0.24)       $  (2.37)

Share and share equivalents used in per share
     calculations - basic                               14,055         13,004         13,967          12,529
                  - fully diluted                       14,055         14,428         13,967          12,529


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                                     - 4 -


                                    ILOG S.A.
                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                -------------------------------------------------
                                 (IN THOUSANDS)


                                                                 MAR. 31        JUNE 30
                                                                   1999           1998
                                                                 --------       --------
ASSETS
Current assets
     Cash and cash equivalents                                   $ 19,043       $ 20,101
     Accounts receivable                                           16,688         15,328
     Other receivables and prepaid expenses                         4,800          4,370
                                                                 --------       --------
          Total current assets                                     40,531         39,799

Property and equipment-net and other assets                         4,981          3,850
                                                                 --------       --------

          Total assets                                           $ 45,512       $ 43,649
                                                                 --------       --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Accounts payable and accrued expenses                       $ 11,807       $ 10,772
     Current debt                                                   1,938          2,055
     Deferred revenue                                               7,615          5,044
                                                                 --------       --------
          Total current liabilities                                21,360         17,871

Long-term portion of debt                                           5,656          5,979
                                                                 --------       --------
          Total liabilities                                        27,016         23,850
                                                                 --------       --------
Shareholders' equity
     Paid-in capital                                               62,414         60,296
     Accumulated deficit and currency translation adjustment      (43,918)       (40,497)
                                                                 --------       --------
          Total shareholders' equity                               18,496         19,799
                                                                 --------       --------

          Total liabilities and shareholders' equity             $ 45,512       $ 43,649
                                                                 --------       --------

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                                     - 5 -


DISCUSSION OF FINANCIAL HIGHLIGHTS

NINE-MONTH RESULTS
------------------

The company reported revenues of $46.9 million for the nine months ended March 31, 1999, an increase of 21% compared to $38.9 million in the prior year. Excluding the one-time write offs of acquired intangibles (FY 1999 and 1998) and Nouveau Marche listing expenses (FY 1999) totaling $2.4 million and $31.0 million in FY1999 and 1998, respectively, the results from operations for the nine-month period were a $0.9 million loss compared to a $1.3 million profit in the corresponding period of the prior year. Loss per share for the nine-month period, including one-time write-offs, was $0.24 on 14.0 million shares, compared to $2.37 on 12.5 million shares in the corresponding period of the prior year.

QUARTER'S RESULTS
-----------------

REVENUES AND GROSS MARGIN

Revenues in the quarter ended March 31, 1999 were $15.3 million compared to $15.1 million for the same quarter in the preceding year, with license fee revenue declining by 12% and services revenue increasing by 24%. The decline in license fees is attributed to Year 2000 spending distractions, particularly in France, but contrasts with the growth in services revenue, which is due to ISV demand for the company's consulting services. In the U.S. and Asia, revenues grew by 13% and 27%, respectively, over the same period in the prior year, whereas European revenues declined by 11%.

Overall gross margin for the quarter was 72% compared to 78% for the same period in the preceding year, reflecting an increased mix of services revenue, which in the quarter was 45% of revenues compared to 37% in the same period of the preceding year. Gross margin for services revenues in the quarter declined to 42% from 45% in the same period of the preceding year, reflecting lower capacity utilization of consulting resources in North America.

OPERATING EXPENSES

Marketing and selling expenses for the quarter ended March 31, 1999 increased by 15% over the same period in the prior year as headcount growth and commission expense stabilized. Research and development expenses for the quarter increased by 43% over the same period in the prior year, reflecting headcount growth from 70 to 92 between March 31, 1998 and 1999, representing investments in new products. General and administrative expenses for the quarter increased by 29% over the same period in the prior year, reflecting augmentation of the bad debt reserve.

OTHER INCOME (EXPENSE)

Net interest and other income (expense) for the quarter increased from $61,000 to $454,000, due principally to unrealized foreign currency exchange gains in the quarter. However, currency fluctuations generally did not have a material effect on the company's income from operations for the quarter ended March 31, 1999.

BALANCE SHEET

Cash at March 31, 1999 increased to $19.0 million from $14.8 million at December 31, 1998, primarily reflecting the collection of receivables in the quarter. Days sales outstanding of receivables improved to 98 days at March 31, 1999 from 106 days at December 31, 1998. Property and equipment at March 31, 1999 increased to $5.0 million from $4.5 million at December 31, 1998, primarily reflecting infrastructure expenditures associated with the


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                                     - 6 -

Company's move to new premises in North America. Deferred revenues increased to $7.6 million at March 31, 1999 from $5.2 million at December 31, 1998 due to new and renewed maintenance contract commitments by customers.

Long-term debt during the quarter decreased by $0.5 million to $ 5.7 million at March 31, 1999 and short-term debt increased by $0.5 million to $ 1.9 million, reflecting the reclassification to short-term of certain borrowings. At March 31, 1999 shareholders' paid-in capital increased to $62.4 million (14.1 million shares), from $61.8 million (14.0 million shares) at December 31, 1998, reflecting the issuance of shares in connection with the Company's employee share purchase plans. Shareholders' equity decreased to $18.5 million, from $19.8 million at June 30, 1998, reflecting the net loss for the nine-month period and the increase in paid-in capital.

PRIOR YEAR COMPARATIVE DATA

ILOG's results of operations for the quarter and nine months ended March 31, 1999 and the balance sheet as of June 30, 1998 have been restated to include those of Compass Modeling Solutions, Inc., which was acquired in August 1998 and accounted for as a pooling of interests. For the quarter and nine months ended March 31, 1998, Compass had net revenues of $164,000 and $530,000, respectively, and profits of $1,000 and $86,000, respectively.

FORWARD-LOOKING INFORMATION

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing of significant revenues, "Year 2000" customer spending decisions, the evolution and growth of the Supply Chain Management (SCM) software market, the success of the "Powered by ILOG" ISV strategy and those risks and uncertainties mentioned under "Risk Factors" in the Company's form 20-F for the year ended June 30, 1998, which is on file with the United States Securities and Exchange Commission.